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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Select Comfort Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

81616X 10 3

(CUSIP Number)

Bruce A. Backberg

Senior Vice President

The St. Paul Companies, Inc.

385 Washington Street

St. Paul, Minnesota  55102

(651) 310-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81616X 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The St. Paul Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,312,066 (see Items 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,349,966 (see Items 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,349,966 (see Items 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 22.4%

14.	Type of Reporting Person (See Instructions) HC, IC and CO

CUSIP No. 81616X 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). St. Paul Fire and Marine Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,311,910 (see Items 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,349,810 (see Items 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,349,810 (see Items 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 22.4%

14.	Type of Reporting Person (See Instructions) IC and CO

This Amendment No. 7 to Schedule 13D hereby amends and supplements a Schedule 13D dated March 17, 2000 (the “Original Statement”), as amended by Amendment No. 1 dated May 19, 2000 (“Amendment No. 1”), Amendment No. 2 dated September 8, 2000 (“Amendment No. 2”), Amendment No. 3 dated November 15, 2000 (“Amendment No. 3”), Amendment No. 4 dated May 1, 2001 (“Amendment No. 4”), Amendment No. 5 dated June 6, 2001 (“Amendment No. 5”) and Amendment No. 6 dated June 20, 2002 (“Amendment No. 6”), filed by and on behalf of The St. Paul Companies, Inc. (“The St. Paul”) and St. Paul Fire and Marine Insurance Company (“F&M”) with respect to the common stock, par value $.01 per share (the “Common Stock”) of Select Comfort Corporation, a Minnesota corporation (“Select Comfort”).  The St. Paul and F&M are sometimes collectively referred to herein as the “Reporting Persons.”

Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6.  All terms used, but not defined, in this Amendment No. 7 are as defined in the Original Statement.

Item 2.    Identity and Background

The Reporting Persons hereby add the following disclosure to this Item 2:

Information called for by Items 2-6 of this Schedule 13D concerning the directors and executive officers of each of the Reporting Persons is set forth in Exhibit 1 attached hereto and is incorporated herein by this reference.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Persons hereby add the following disclosure to this Item 3:

On May 8, 2003, the $4,000,000 Convertible Subordinate Debenture (the “Debenture”) held by St. Paul Venture Capital V, LLC (“SPVC V”), a subsidiary of each of the Reporting Persons, was converted into 727,272 shares of Common Stock.  SPVC V received the Convertible Subordinated Debenture from SleepTec, Inc. as payment of a loan SPVC V had made to SleepTec, Inc, as more fully described in Amendment No. 3.

From March 13, 2003 to March 17, 2003, Symmetry Growth Capital, LLC (“Symmetry”), of which F&M owns 97.5% of the membership interests, purchased in open market brokerage transactions an aggregate of 37,900 shares of Common Stock for an aggregate purchase price of $367,177.50 (the “Symmetry Shares”).  Corporate funds of Symmetry were used to purchase the Symmetry Shares. The filing of this statement shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of the Symmetry Shares addressed in this statement.

Since the date of Amendment No. 6: (i) an additional 10,750 shares have become or will become exercisable within 60 days of the date of this Amendment under outstanding options held by SPVC V; and (ii) an additional 5,556 shares have become or will become exercisable within 60 days of the date of this Amendment under outstanding options held by St. Paul Venture Capital VI, LLC (“SPVC VI”), a subsidiary of each of the Reporting Persons.

Item 4.    Purpose of Transaction

The Reporting Persons hereby add the following disclosure to this Item 4:

Pursuant to a request for registration by St. Paul Venture Capital IV, LLC (“SPVC IV”), SPVC V, SPVC VI, St. Paul Venture Capital Affiliates Fund I, LLC (“SPVC Affiliates”) and F&M (collectively, the “St. Paul Selling Shareholders”), Select Comfort filed on February 27, 2003 a registration statement number 333-103469 on Form S-3 (the “Registration Statement”) with the SEC covering the resale by the Selling Shareholders of shares of Common Stock, including all of shares of Common Stock issued pursuant to conversion of the Debenture.  The Registration Statement was amended by Amendment No. 1 dated April 4, 2003, Amendment No. 2 dated April 4, 2003, Amendment No. 3 dated April 17, 2003, Amendment No. 4 dated April 17, 2003 and Amendment No. 5 dated May 7, 2003.  The total number of shares of Common Stock owned by the St. Paul Selling Shareholders and covered by the Registration is 6,545,182, including 927,000 shares that the underwriters have the option to purchase to cover over-allotments.  The SEC declared the Registration Statement effective on May 8, 2003.

In connection with the Registration Statement, the St. Paul Selling Shareholders entered into an Underwriting Agreement (“Underwriting Agreement”) dated as of May 8, 2003 among Select Comfort, the several Underwriters named in Schedule A to the Underwriting Agreement (the “Underwriters”), and certain shareholders of Select Comfort named in Schedule B to the Underwriting Agreement, whereby the St. Paul Selling Shareholders will sell to the Underwriters 6,545,182 shares of Common Stock at a price of $12.285 per share, including 927,000 shares that the underwriters have the option to purchase to cover over-allotments.  The transaction closed on May 14, 2003.  The transaction resulted in aggregate proceeds to the St. Paul Selling Shareholders of $69,019,365.17, and will result in an additional $1,554,554.21 if the Underwriters exercise the over-allotment option in full.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as Exhibit 10.1 and incorporated herein by reference.

See Item 3 entitled “Source and Amount of Funds or Other Consideration” above for a description of the transactions being reported in this Amendment to Schedule 13D.

The Reporting Persons or their affiliates may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions.  Any decision to increase their holdings in Select Comfort will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Select Comfort, and general economic conditions and stock and money market conditions.  At any time, the Reporting Persons may also determine to dispose of some or all of the Common Stock, depending on various similar considerations.

Except as otherwise provided in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

The Reporting Persons hereby add the following disclosure to this Item 5:

(a)           (i)            Amount beneficially owned:  As of May 14, 2003, The St. Paul and F&M may be deemed to have owned beneficially 7,349,966 shares of Common Stock of Select Comfort and 7,349,810 shares of Common Stock of Select Comfort, respectively.  F&M is a wholly owned subsidiary of The St. Paul.  F&M is the 99% owner of SPVC IV, SPVC V and SPVC VI.  The St. Paul is the 77% owner of St. Paul Venture Capital, Inc. (“SPVC”), the manager of SPVC Affiliates.  F&M is a majority investor in Symmetry.  F&M is the record owner of 2,720,483 shares of Common Stock and 97,753 shares of Common Stock issuable upon exercise of outstanding warrants which are exercisable within 60 days.  F&M also beneficially owns, through its 99% ownership interest in SPVC IV, 173,704 shares of Common Stock and 18,009 shares of Common Stock issuable upon exercise of outstanding warrants and options which are exercisable within 60 days.  In addition, F&M beneficially owns, through its 99% ownership interest in SPVC V, 876,198 shares of Common Stock, 174,000 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days. Furthermore, F&M beneficially owns, through its 99% ownership interest in SPVC VI, 1,601,763 shares of Common Stock and 1,650,000 shares of Common Stock issuable upon exercise of outstanding warrants and options which are exercisable within 60 days.  Finally, F&M beneficially owns, through its majority investor position in Symmetry, 37,900 shares of Common Stock.  The St. Paul beneficially owns, through its 77% ownership interest in SPVC, the manager of SPVC Affiliates, 156 shares of Common Stock.  By virtue of the affiliate relationships among The St. Paul, F&M, SPVC IV, SPVC V, SPVC VI and SPVC Affiliates, and F&M’s majority investor position in Symmetry, The St. Paul may be deemed to own beneficially 7,349,966 shares described in this Schedule 13D.  By virtue of the affiliate relationships among F&M, SPVC IV, SPVC V and SPVC VI, and F&M’s majority investor position in Symmetry, F&M may be deemed to own beneficially 7,349,810 shares described in this Schedule 13D.  Hence, each The St. Paul and F&M may be deemed to beneficially own 7,349,966 shares of the Common Stock of Select Comfort and 7,349,810 shares of Common Stock of Select Comfort, respectively.

(ii)           Percent of class prior to closing of the transactions contemplated by the Underwriting Agreement:  The St. Paul: 39.5% and F&M:  39.5%.  The foregoing percentages are calculated based on the 30,875,904 shares of Common Stock reported to be outstanding by Select Comfort as of March 28, 2003 on its most recently filed Prospectus covering the sale of shares of the Reporting Persons dated May 9, 2003.

(iii)          Percent of class after the closing of the transactions contemplated by the Underwriting Agreement (but prior to any exercise of the Underwriters’ over-allotment option): The St. Paul: 22.4% and F&M:  22.4%.  The foregoing percentages are calculated based on the 30,875,904 shares of Common Stock reported to be outstanding by Select Comfort as of March 28, 2003 on its most recently filed Prospectus covering the sale of shares of the Reporting Persons dated May 9, 2003.

(b)           Number of shares as to which The St. Paul has:

(i)	Sole power to vote or to direct the vote	0
(ii)	Shared power to vote or to direct the vote	7,312,066
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	7,349,966
	Number of shares as to which F&M has:
(i)	Sole power to vote or to direct the vote	0
(ii)	Shared power to vote or to direct the vote	7,311,910
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	7,349,966

(c)           The St. Paul Selling Shareholders entered into the Underwriting Agreement, whereby the St. Paul Selling Shareholders will sell to the Underwriters 6,545,182 shares of Common Stock at a price of $12.285 per share, including 927,000 shares that the underwriters have the option to purchase to cover over-allotments.  The transaction closed on May 14, 2003.  The transaction resulted in aggregate proceeds to the St. Paul Selling Shareholders of $69,019,365.17, and will result in an additional $1,554,554.21 if the Underwriters exercise the over-allotment option in full.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as Exhibit 10.1 and incorporated herein by reference.

Except as otherwise provided in this Amendment No. 7, neither of the Reporting Persons or the directors and executive officers named in Item 2 has effected any transactions in the Common Stock of Select Comfort during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons hereby add the following disclosure to this Item 6:

The St. Paul Selling Shareholders entered into the Underwriting Agreement, whereby the St. Paul Selling Shareholders will sell to the Underwriters 6,545,182 shares of Common Stock at a price of $12.285 per share, including 927,000 shares that the underwriters have the option to purchase to cover over-allotments.  The transaction closed on May 14, 2003.  The transaction resulted in aggregate proceeds to the St. Paul Selling Shareholders of $69,019,365.17, and will result in an additional $1,554,554.21 if the Underwriters exercise the over-allotment option in full.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as Exhibit 10.1 and incorporated herein by reference.

Item 7.    Material to Be Filed as Exhibits

The Reporting Persons hereby add the following exhibits to this Item 7:

Exhibit 1                                                   Information concerning directors and executive officers of The St. Paul Companies, Inc. and St. Paul Fire and Marine Insurance Company

Exhibit 10.1                                    Underwriting Agreement dated as of May 8, 2003 by an among Select Comfort Corporation, certain shareholders of Select Comfort Corporation named in Schedule B thereto, and the several Underwriters named in Schedule A to the Underwriting Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2003

THE ST. PAUL COMPANIES, INC.

	By:	/s/ Bruce A. Backberg
Bruce A. Backberg
	Its:	Senior Vice President and Corporate Secretary

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

	By:	/s/ Bruce A. Backberg
Bruce A. Backberg
	Its:	Senior Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing

1	Information concerning directors and executive officers of The St. Paul Companies, Inc. and St. Paul Fire and Marine Insurance Company	Filed Herewith

10.1

Underwriting Agreement dated as of May 8, 2003 by an among Select Comfort Corporation, certain shareholders of Select Comfort Corporation named in Schedule B thereto, and the several Underwriters named in Schedule A to the Underwriting Agreement

Filed Herewith